Exhibit 21.1

SUBSIDIARIES OF BOX, INC.

Name of Subsidiary	Jurisdiction of Organization
Box Intl Holdings Ltd	United Kingdom
Box Intl Technology Ltd	United Kingdom
Box.com (UK) Ltd	United Kingdom
Box Deutschland GmbH	Germany
Box France SARL	France
KK Box Japan	Japan
Box, Canada, Inc.	Canada
Box.com Australia Pty Ltd.	Australia
Secure Content Collaboraton Sweden AB	Sweden
Box Netherlands BV	Netherlands
Crocodoc, Inc.	Delaware
Greply, Inc.	Delaware
Clariso, Inc.	Delaware